Filed Pursuant to Rule 424(b)(5)
Registration No. 333-185132

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Depositary Shares Each Representing 1/40 of a Share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value.	4,000,000	$25.00	$100,000,000	$13,640.00
5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value	100,000(2)			(2)

(1)	This filing fee is calculated in accordance with Rule 457(r) and relates to the Registration Statement on Form S-3 (No. 333-185132) filed by FirstMerit Corporation on November 23, 2012.

(2)	Each Depositary Share represents 1/40 of a Share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value. In accordance with Rule 457(i), no registration fee is required because FirstMerit Corporation will not receive any separate consideration for the 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value.

PROSPECTUS    SUPPLEMENT

(To Prospectus dated November 23, 2012)

4,000,000 Depositary Shares

Each Representing a 1/40th Interest in a Share of

5.875% Non-Cumulative Perpetual Preferred Stock, Series A,

without par value

FirstMerit Corporation

FirstMerit Corporation is offering 4,000,000 depositary shares, which we refer to as the Depositary Shares. Each Depositary Share represents a 1/40th ownership interest in a share of our 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value, $1,000 liquidation preference per share (equivalent to $25 per Depositary Share), which we refer to as the Preferred Stock, deposited with American Stock Transfer & Trust Company as depositary, or the Depositary. As a holder of Depositary Shares, you will be entitled to all proportional rights and preferences of the Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the Depositary.

We intend to use the net proceeds of this offering, together with the net proceeds from an offering of our subordinated notes, to purchase from the United States Department of the Treasury, or the U.S. Treasury, in connection with our acquisition, or the Acquisition, of Citizens Republic Bancorp, Inc., or Citizens, Citizens’ outstanding Series A cumulative preferred stock, or Citizens TARP Preferred, which Citizens issued to the U.S. Treasury as part of the Troubled Asset Relief Program, or TARP, at its liquidation preference, plus all accrued, cumulated and unpaid dividends. The consummation of this offering is not conditioned upon the consummation of our subordinated debt offering or the Acquisition or the purchase of the Citizens TARP Preferred in connection with the Acquisition or any other offering of our securities.

Dividends on the Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee of the board, will accrue and be payable on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 4th day of February, May, August and November of each year, commencing on May 4, 2013, at a rate per annum equal to 5.875%. If our board of directors or a duly authorized committee of the board has not declared a dividend on the Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period. If any day that would otherwise be a dividend payment date is not a business day, then the next business day will be the applicable dividend payment date.

The Preferred Stock has no stated maturity, is not subject to any sinking fund and will remain outstanding unless redeemed. The Preferred Stock may be redeemed at our option, in whole or in part, from time to time, on or after February 4, 2018, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (without regard to any undeclared dividends) on any dividend payment date. The Preferred Stock also may be redeemed at our option on any dividend payment date in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” as described herein, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends. Any redemption of the Preferred Stock is subject to prior approval of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, and you should not expect that we will redeem the Preferred Stock when it first becomes redeemable or thereafter. The Preferred Stock will not have voting rights, except as set forth under “Description of the Preferred Stock—Voting Rights.” A holder of Depositary Shares will be entitled to direct the Depositary how to vote in such circumstances.

Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “FMCP.” Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

The Depositary Shares are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation, or FDIC, or any other government agency.

Investing in our Depositary Shares involves risks. Potential purchasers of the Depositary Shares should consider the information set forth in the “Risk Factors” section beginning on page S-16 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Public offering price (1)	$25.0000	$100,000,000
Underwriting discount	$0.7875	$3,150,000
Proceeds, before expenses, to us	$24.2125	$96,850,000

(1)	The initial public offering price does not include accrued dividends, if any, that may be declared. Dividends, if any, will accrue from the original issue date, expected to be February 4, 2013.

We have granted the underwriters an option to purchase up to an additional 600,000 Depositary Shares within 30 days after the date of this prospectus supplement at the public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the Depositary Shares in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, against payment therefor, in New York, New York on February 4, 2013.

Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets	Barclays	Credit Suisse

The date of this prospectus supplement is January 28, 2013.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Some of the information in the prospectus may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both the prospectus supplement and the prospectus combined. As permitted under the rules of the SEC, this prospectus incorporates important business information about FirstMerit that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

Neither we nor the underwriters have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. Neither we nor the underwriters are making offers to sell the securities described in this prospectus supplement in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The words “FirstMerit,” “we,” “our,” “ours” and “us” as used herein refer to FirstMerit Corporation and its subsidiaries, unless otherwise stated.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at our website at http://www.firstmerit.com. We do not intend for information contained in our website to be part of this prospectus supplement, other than documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

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INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•

information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012; June 30, 2012 and September 30, 2012; and

•

our Current Reports on Form 8-K, as filed with the SEC on April 23, 2012, July 20, 2012, August 31, 2012, September 13, 2012, November 23, 2012 (which includes certain historical information of Citizens) and January 14, 2013.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the termination of the offerings under this prospectus supplement. We do not and will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Attention: Mr. Thomas P. O’Malley, Investor Relations

Telephone: (330) 384-7020

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FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, and the other documents we incorporate by reference in this prospectus supplement and in the accompanying prospectus, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, are generally identified by the use of forward-looking language such as “our goal,” “our objective,” “our plan,” “will likely result,” “expects,” “plans,” “anticipates,” “intends,” “projects,” “believes,” “estimates” or other similar words or expressions or conditional verbs such as “will,” “would,” “could”, “should” or other similar expressions.

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although we believe that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons.

Risk factors and uncertainties that may cause actual results to differ materially from expected results include, among others: the possibility that regulatory and other approvals and conditions to the Acquisition, including our purchase of the Citizens TARP Preferred and the merger of Citizens’ bank subsidiary into FirstMerit Bank, N.A., or FirstMerit Bank, are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the Acquisition may be required in order to obtain or satisfy such approvals or conditions; the timing of approvals by Citizens’ and FirstMerit’s shareholders; delays in closing the Acquisition; difficulties, delays and unanticipated costs in integrating the Citizens’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of Citizens’, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the Acquisition; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; markets for and terms realizable on the proposed issuances of debt and preferred stock by FirstMerit; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Additional risk factors and uncertainties that may cause actual results to differ materially from expected results include, among others: general and local economic and business conditions; recession or other economic downturns, expectations of and actual timing and amount of interest rate movements, including the shape of the yield curve; market and monetary fluctuations; inflation or deflation; customer and investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; recent and future legislative and regulatory developments; natural disasters; effectiveness of our hedging practices; technology; demand for our product offerings; new products and services in the industries in which we operate; and critical accounting estimates. Other factors are those inherent in originating, selling and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the SEC, the Financial Accounting Standards Board, the Office of the Comptroller of the Currency, or OCC, the Federal Reserve, the Consumer Financial Protection Bureau, the Financial Industry Regulatory Authority, and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to us including the costs of complying with any such laws and regulations; and our success in executing its business plans and strategies, including efforts to reduce operating expenses, and managing the risks involved in the foregoing.

See “Risk Factors” below and in our Annual Report on Form 10-K incorporated by reference into this prospectus supplement for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement you read in this prospectus supplement and the accompanying prospectus reflects our current views with respect to future events and is subject to these and other risks,

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uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

The following information should be read together with the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the Depositary Shares, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the Depositary Shares. To the extent the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the Depositary Shares is appropriate for you.

About FirstMerit Corporation

FirstMerit Corporation is a $15 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended. FirstMerit’s principal business consists of owning and supervising its affiliates.

At September 30, 2012, FirstMerit Bank, FirstMerit Corporation’s principal subsidiary, operated a network of 196 banking offices and 204 automated teller machines. Its offices span a total of 24 counties in Ohio (including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood), six counties in Illinois (including Cook, DuPage, Kane, Lake, McHenry and Will), and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves over 239,000 retail households and commercial businesses in the 15th largest consolidated metropolitan statistical area in the United States by population (which combines the primary metropolitan statistical areas for Cleveland-Elyria-Mentor, Akron, and Ashtabula Ohio). FirstMerit Bank now also operates 44 branches in the Chicago, Illinois area, which is the third largest metropolitan statistical area in the United States by population (the Chicago-Naperville-Joliet, IL-IN-WI area) with a population of over 9.5 million where we serve approximately 54,000 retail households and commercial businesses. FirstMerit and its direct and indirect subsidiaries had 2,733 employees at September 30, 2012.

FirstMerit operates primarily through FirstMerit Bank and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout Ohio, Chicago, Illinois and Western Pennsylvania. See “Where You Can Find More Information” above for additional information about FirstMerit Corporation and its subsidiaries.

Our principal executive offices are located at III Cascade Plaza, Akron, Ohio 44308, and our telephone number is (330) 996-6300. Our Internet site can be accessed at http://www.firstmerit.com. Information contained on our Internet site does not constitute part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus, other than documents that we file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Recent Developments

The Acquisition

On September 12, 2012, we and Citizens entered into an Agreement and Plan of Merger, which we refer to as the Merger Agreement. The Merger Agreement provides that Citizens will merge with and into FirstMerit and each share of Citizens common stock will be cancelled and converted into the right to receive 1.37 shares of FirstMerit common stock (except that any shares of Citizens common stock that are owned by Citizens, FirstMerit or any of their respective subsidiaries, other than in a fiduciary capacity, will be cancelled without any consideration therefor). Each outstanding option to acquire, and each outstanding equity award relating to, one share of Citizens common stock will be converted into an option to acquire, or an equity award relating to, 1.37 shares of FirstMerit common stock, as applicable. As a result of the Acquisition, the former shareholders of Citizens will become shareholders of FirstMerit. At the effective time of the Acquisition, subject to U.S. Treasury and Federal Reserve approvals, the Citizens TARP Preferred will be purchased by FirstMerit and converted into the right to receive cash in the aggregate amount equal to the liquidation preference of the TARP Preferred plus all accrued, cumulated and unpaid dividends thereon. As of September 30, 2012, 300,000 shares of Citizens TARP Preferred, with an aggregate liquidation preference of $300.0 million, were issued and outstanding and $44.2 million of dividends had been accumulated but not paid.

Citizens is a diversified banking and financial services company that provides a full range of banking, financial services and wealth management services to individuals and businesses through its subsidiary, Citizens Bank. Citizens Bank conducts operations through 219 offices and 218 ATM locations in Michigan, Wisconsin, and Ohio, with a loan production office in Indiana. As of September 30, 2012, Citizens’ total assets were approximately $9.7 billion and its total shareholders’ equity was approximately $1.36 billion. The principal executive offices of Citizens are located at 328 South Saginaw Street, Flint, Michigan, and its telephone number is (810) 766-7500.

The consummation of the Acquisition is subject to customary conditions, including, among others, (i) approval of the shareholders of each of FirstMerit and Citizens, (ii) absence of any material adverse effect, (iii) absence of any order or injunction prohibiting the consummation of the Acquisition, (iv) the registration statement of FirstMerit filed on Form S-4 having become effective, (v) shares of FirstMerit common stock to be issued in connection with the Acquisition having been approved for listing on the NASDAQ Stock Market, (vi) subject to certain exceptions, the accuracy of representations and warranties with respect to FirstMerit’s and Citizens’ business, as applicable, (vii) compliance with FirstMerit’s and Citizens’ respective covenants, (viii) receipt of customary tax opinions, (ix) receipt of all required regulatory approvals from, among others, various banking regulators of the merger of FirstMerit’s and Citizens’ bank subsidiaries and FirstMerit’s purchase of all outstanding shares of Citizens TARP Preferred, and (x) no materially adverse condition or restriction is included in any such regulatory approval. The Merger Agreement requires that the Acquisition must be completed by June 12, 2013, unless this time is extended to not later than September 12, 2013.

The Merger Agreement also contains certain termination rights for both FirstMerit and Citizens, and further provides that, upon termination of the Merger Agreement under specified circumstances, a party would be required to pay to the other party a termination fee of $37.5 million and the other party’s fees and expenses. See “Risk Factors—Termination of the Merger Agreement may negatively affect us.”

Citizens’ unaudited financial statements as of and for the quarters ended September 30, 2012 and September 30, 2011, and its audited annual financial statements for the periods ended December 31, 2011, 2010 and 2009, are incorporated by reference in this prospectus supplement. The unaudited pro forma condensed combined balance sheet reflecting the Acquisition, as of September 30, 2012, and the unaudited pro forma condensed combined income statement reflecting the Acquisition for the year ended December 31, 2011 and the nine months ended September 30, 2012 are also incorporated by reference in this prospectus supplement. See “Information We Incorporate by Reference” and “Unaudited Selected Pro Forma Condensed Combined Financial Information.”

Debt Offering

We are offering, in a separate registered public offering in a separate prospectus supplement, $250 million in aggregate principal amount of our subordinated notes. We intend to use the net proceeds of the offering of the subordinated notes, along with the net proceeds from this offering, to purchase, in connection with the Acquisition, all outstanding shares of Citizens TARP Preferred, plus all accrued, cumulated and unpaid dividends. This offering is not, however, contingent upon the closing of the subordinated notes offering, and the subordinated notes offering is not contingent upon the closing of this offering. There can be no assurance that the offering of subordinated notes will be consummated or otherwise completed. This prospectus supplement is not an offer to sell any securities other than the Depositary Shares. Any offer to sell the subordinated notes will be made only by a separate prospectus supplement.

Unaudited Fourth Quarter and Full Year 2012 Financial Results

On January 22, 2013, we and Citizens each released unaudited financial results for the fourth quarter and year ended December 31, 2012.

The selected financial results for us and Citizens described below have not been audited by our and Citizens’ independent registered accounting firm, Ernst & Young LLP, and, as a result, reported results may differ from the unaudited results described below. Our fourth quarter 2012 consolidated financial results should be read in conjunction with our Quarterly Report on Form 10-Q for the period ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, which are incorporated by reference herein. The fourth quarter 2012 consolidated financial results of Citizens should be read in conjunction with the unaudited consolidated financial statements of Citizens for the nine months ended September 30, 2012 and the audited consolidated financial statements of Citizens for the year ended December 31, 2011, as included with our Current Report on Form 8-K filed on November 23, 2012, which is incorporated by reference herein. Information as of and for the fourth quarter ended December 31, 2012 is not necessarily indicative of results for any other periods.

FirstMerit

Net income was $38.2 million, or $0.35 per diluted share, for the fourth quarter 2012. This compares with $35.0 million, or $0.32 per diluted share, for the third quarter 2012 and $30.5 million, or $0.28 per diluted share, for the fourth quarter 2011. For the full year 2012, we reported net income of $134.1 million, or $1.22 per diluted share, compared with $119.6 million, or $1.10 per diluted share in 2011.

Returns on average common equity, or ROE, and average assets, or ROA, for the fourth quarter 2012 were 9.30% and 1.03%, respectively, compared with 8.60% and 0.94%, respectively, for the third quarter 2012 and 7.70% and 0.83% for the fourth quarter 2011.

Net interest margin was 3.58% for the fourth quarter 2012 compared with 3.66% for the third quarter 2012 and 3.85% for the fourth quarter 2011.

Average noncovered loans during the fourth quarter 2012 increased $258.7 million, or 3.16%, compared with the third quarter 2012 and also increased $770.3 million, or 10.04%, compared with the fourth quarter 2011. Average noncovered commercial loans increased $156.8 million, or 2.88%, compared with the prior quarter, and increased $551.0 million, or 10.91%, compared with the year ago quarter. We refer to loans with FDIC loss sharing coverage as covered loans, and refer to loans without the benefit of FDIC loss sharing coverage as noncovered loans.

Average deposits were $11.6 billion during the fourth quarter 2012, an increase of $3.2 million, or 0.03%, compared with the third quarter 2012, and an increase of $178.5 million, or 1.56%, compared with the fourth quarter 2011. During the fourth quarter 2012, average core deposits, which exclude time deposits, increased $109.1 million, or 1.08%, compared with the third quarter 2012 and $598.6 million, or 6.25%, compared with the fourth quarter 2011. Average time deposits decreased $105.9 million, or 6.93%, and decreased $420.1 million, or 22.80%, respectively, over prior and year-ago quarters. For the fourth quarter 2012, average core deposits accounted for 87.73% of total average deposits, compared with 86.82% for the third quarter 2012 and 83.86% for the fourth quarter 2011.

Average investments decreased $6.8 million, or 0.18%, compared with the third quarter 2012 and increased $206.3 million, or 5.93% compared with the fourth quarter 2011.

Net interest income on a fully tax-equivalent, or FTE, basis was $119.1 million in the fourth quarter 2012 compared with $120.7 million in the third quarter 2012 and $123.6 million in the fourth quarter 2011.

Noninterest income, excluding gains on securities transactions of $2.4 million, for the fourth quarter 2012 was $59.2 million, an increase of $4.9 million, or 8.93%, from the third quarter 2012 and an increase of $5.3 million, or 9.79%, from the fourth quarter 2011. The increase in noninterest income in the fourth quarter 2012 was mainly attributable to a $5.0 million gain on covered loans subject to FDIC loss sharing that were paid in full.

Other income, net of $2.4 million in securities gains, as a percentage of net revenue for the fourth quarter 2012 was 33.21% compared with 31.05% for third quarter 2012 and 30.38% for the fourth quarter 2011. Net revenue is defined as net interest income, on an FTE basis, plus other income, less gains from securities sales.

Noninterest expense for the fourth quarter 2012 was $112.2 million, an increase of $3.6 million, or 3.31%, from the third quarter 2012 and a decrease of $11.7 million, or 9.44%, from the fourth quarter 2011. Included in noninterest expense in the fourth quarter 2012 were professional and legal fees of $1.0 million associated with the proposed acquisition of Citizens as well as $2.3 million of fees related to the early termination of Federal Home Loan Bank advances. FDIC expense decreased $3.4 million from the fourth quarter 2011. Included in noninterest expense in the fourth quarter 2011 was $4.9 million of fees related to the early termination of repurchase agreements and Federal Home Loan Bank advances as part of our investment portfolio repositioning strategy and $1.3 million of expense related to an increase in the liability associated with the sale of our Visa Class B shares in 2008.

During the fourth quarter 2012, we reported an efficiency ratio of 62.65%, compared with 61.75% for the third quarter 2012 and 69.46% for the fourth quarter 2011.

Net noncovered charge-offs totaled $7.1 million, or 0.34% of average noncovered loans in the fourth quarter 2012, compared with $14.9 million, or 0.72% of average noncovered loans, in the third quarter 2012 and $13.8 million, or 0.71% of average noncovered loans, in the fourth quarter 2011.

Nonperforming assets totaled $50.2 million at December 31, 2012, a decrease of $13.8 million, or 21.59%, compared with September 30, 2012 and a decrease of $30.9 million, or 38.07%, compared with December 31, 2011. Nonperforming assets at December 31, 2012 represented 0.57% of period-end noncovered loans plus other real estate compared with 0.77% at September 30, 2012 and 1.04% at December 31, 2011.

The allowance for noncovered loan losses totaled $98.9 million at December 31, 2012. At December 31, 2012, the allowance for noncovered loan losses was 1.13% of period-end noncovered loans compared with 1.19% at September 30, 2012 and 1.39% at December 31, 2011. The allowance for credit losses is the sum of the allowance for noncovered loan losses and the reserve for unfunded lending commitments. For comparative purposes, the allowance for credit losses was 1.20% of period-end noncovered loans at December 31, 2012, compared with 1.26% at September 30, 2012 and 1.47% at December 31, 2011. The allowance for credit losses to nonperforming loans was 284.50% at December 31, 2012, compared with 208.11% at September 30, 2012 and 176.50% at December 31, 2011.

Our total assets at December 31, 2012 were $14.9 billion, an increase of $284.2 million, or 1.94%, compared with September 30, 2012 and an increase of $471.3 million, or 3.26%, compared with December 31, 2011.

Total deposits were $11.8 billion at December 31, 2012, an increase of $227.0 million, or 1.97%, from September 30, 2012 and an increase of $327.8 million, or 2.87%, from December 31, 2011. Core deposits totaled $10.4 billion at December 31, 2012, an increase of $328.7 million, or 3.27%, from September 30, 2012 and an increase of $695.6 million, or 7.18%, from December 31, 2011.

Shareholders’ equity was $1.6 billion at December 31, 2012, September 30, 2012, and December 31, 2011. We maintained a strong capital position as tangible common equity to assets was 8.16% at December 31, 2012, compared with 8.18% at September 30, 2012 and 7.86% at December 31, 2011. The cash dividend per common share paid in the fourth quarter 2012 was $0.16.

Citizens

Net income attributable to Citizens’ common shareholders for the fourth quarter 2012 was $17.0 million or $0.42 per diluted share, compared with $14.9 million or $0.37 per diluted share for the third quarter 2012, and $12.3 million or $0.31 per diluted share for the fourth quarter 2011. For 2012, Citizens recorded net income attributable to common shareholders of $347.9 million or $8.61 per share compared with a net loss of $16.3 million or $0.41 per share for the prior year. Citizens’ financial results for 2012 include a $275.5 million or $6.82 per share tax benefit related to the elimination of the valuation allowance applicable to the deferred tax asset in the second quarter.

Total assets decreased $138.1 million in the fourth quarter 2012 from the third quarter 2012 as a reduction in loan portfolio balances, which was partially offset by an increase in investment securities balances.

Core deposits of $5.4 billion at December 31, 2012 decreased slightly from the third quarter 2012 as a result of an expected seasonal reduction in public funds balances, but increased $255.8 million, or 4.9% from December 31, 2011. Time deposits decreased $69.5 million, or 3.9%, from the third quarter 2012 and $490.0 million, or 22.3%, from the fourth quarter 2011 due to the intentional non-renewal of high cost rate sensitive retail and brokered balances.

Net interest margin was 3.50% in the fourth quarter 2012, a seven basis point decrease from the third quarter 2012 and a twelve basis point decrease from the fourth quarter 2011. For the year ended December 31, 2012, net interest margin decreased two basis points over the prior year to 3.56%.

Net interest income for the fourth quarter 2012 was $73.2 million, a reduction of $2.6 million from the third quarter 2012 and a decrease of $4.9 million from the fourth quarter 2011. For the year ended December 31, 2012, net interest income decreased $12.3 million compared with the year ended December 31, 2011, primarily due to a reduction in average earning assets.

Nonperforming assets were $68.0 million, a 21% decrease from the end of September 2012 and a 33% decrease from December 2011. Net charge-offs for the fourth quarter 2012 decreased to $16.0 million, compared to $19.2 million for the third quarter 2012 and $32.6 million in the fourth quarter 2011. The provision for loan losses was $4.3 million in the fourth quarter 2012 a decrease from $5.2 million in the third quarter 2012 and $15.0 million in the fourth quarter 2011.

The allowance for loan losses was $110.4 million or 2.10% of portfolio loans at December 31, 2012, compared to $122.1 million or 2.25% at the end of the third quarter 2012, and $172.7 million or 3.12% at the end of 2011.

Total noninterest income was $22.0 million, a reduction of $1.7 million from the third quarter 2012 and a reduction of $2.3 million from the fourth quarter 2011. For the year ended December 31, 2012, noninterest income was $92.3 million; a decrease of $2.9 million compared with 2011.

Service charges decreased slightly from both the third quarter 2012 and fourth quarter 2011. For the full year, service charges on deposit accounts decreased 5% compared to 2011 as clients changed behavior relative to penalty fees and product choices.

Brokerage and investment fees decreased $0.3 million compared to the third quarter 2012. However, due to focused efforts to increase performance, brokerage and investment fees increased 26% over the fourth quarter 2011, and improved 19% for the year ended December 31, 2012.

Other income decreased compared with the third quarter 2012, primarily due to lower gains on deferred compensation.

The fourth quarter 2012 included a $2.7 million charge related to one commercial loan relationship in the held for sale portfolio, which was partially offset by gains.

Noninterest expense for the fourth quarter 2012 was $6.9 million less than the third quarter 2012 and $1.5 million lower than the fourth quarter 2011. Professional services fees for the fourth quarter 2012 were $4.3 million lower than the third quarter 2012 due to a reduction in merger related expenses. There was an overall recovery in losses on other real estate during the fourth quarter 2012 compared to losses in both the third quarter 2012 and the fourth quarter 2011.

For the year ended December 31, 2012, noninterest expense decreased $12.5 million or 4% from 2011.

The income tax benefit for 2012 totaled $273.0 million, compared with a benefit of $20.3 million for 2011. The majority of the tax benefit in 2012 was recorded in the second quarter as a result of eliminating the deferred tax asset valuation allowance.

The Offering

Issuer	FirstMerit Corporation

Securities Offered	We are offering 4,000,000 Depositary Shares (4,600,000 Depositary Shares if the underwriters exercise their option to purchase additional Depositary Shares in full). Each Depositary Share is a 1/40th interest in a share of Preferred Stock. The Preferred Stock is non-cumulative. Each holder of a Depositary Share will be entitled, through the Depositary, in proportion to the applicable fraction of a share of the Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

No Maturity	The Preferred Stock is perpetual and does not have any maturity date. FirstMerit is not required to redeem the Preferred Stock. Holders of Preferred Stock have no right to require FirstMerit to redeem the Preferred Stock. Accordingly, the Preferred Stock will remain outstanding indefinitely, unless and until FirstMerit decides to redeem it, subject to prior Federal Reserve approval.

Preemptive and Conversion Rights	None

Ranking	Shares of the Preferred Stock will rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up, respectively:

•

senior to our common stock and to each other class or series of our capital stock issued in the future, unless the terms of that stock expressly provide that it ranks senior to, or on parity with, the Preferred Stock with respect to such dividends and distributions;

•

on parity with any class or series of our capital stock issued in the future, the terms of which expressly provide that it will rank on parity with our Preferred Stock with respect to such dividends and distributions; and

•

junior to any class or series of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the Preferred Stock with respect to such dividends and distributions.

Dividends

Dividends on the Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee of the board, will accrue and be payable on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 4th day of February, May, August and November of each year, commencing on May 4, 2013, at a rate per annum equal to 5.875%; provided, dividends not declared with respect to any dividend period shall not be cumulative.

Any dividends paid will be distributed to holders of Depositary Shares in the manner described under “Description of the Depositary Shares—Dividends and Other Distributions” below.

Dividends will be payable to holders of record of Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by the board of directors or any duly authorized committee of the board. The corresponding record dates for the Depositary Shares will be the same as the record dates for the Preferred Stock.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Preferred Stock.

If our board of directors or a duly authorized committee of the board has not declared a dividend on the Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period or any other class or series of our capital stock.

So long as any Preferred Stock remains outstanding, unless full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Preferred Stock, and we are not in default on our obligation to redeem any shares of Preferred Stock that have been called for redemption, we may not, subject to certain exceptions:

•	declare, pay or set aside for payment any dividend or distribution on any shares of junior stock (as defined herein); or

•	repurchase, redeem or otherwise acquire for consideration, directly or indirectly, any shares of junior stock or dividend parity stock (as defined herein).

If dividends are not paid in full upon the shares of Preferred Stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the Preferred Stock and the dividend parity stock will be shared based on the ratio between the then-current dividends due on shares of Preferred Stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee of the board, may be declared and paid on our common stock and any other securities ranking junior to the Preferred Stock from time to time out of any assets legally available for such payment, and the holders of the Preferred Stock or dividend parity stock shall not be entitled to participate in any such dividend.

Our ability to pay dividends on the Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of the Preferred Stock—Dividends—Restrictions on the Payment of Dividends.”

Dividend Payment Dates	The 4th day of February, May, August and November of each year, commencing on May 4, 2013. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

Redemption	On or after February 4, 2018, the Preferred Stock may be redeemed at our option on any dividend payment date, in whole or in part, from time to time, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus (except as otherwise provided) any declared and unpaid dividends, without regard to any undeclared dividends. The Preferred Stock also may be redeemed at our option on any dividend payment date in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” as described below under “Description of the Preferred Stock—Redemption,” at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends. Neither the holders of Preferred Stock nor holders of Depositary Shares will have the right to require us to redeem or repurchase Preferred Stock.

Any redemption of the Preferred Stock is subject to prior approval of the Federal Reserve.

Liquidation Preference

Upon FirstMerit’s voluntary or involuntary liquidation, dissolution or winding-up, holders of the Preferred Stock are entitled to receive out of our assets that are available for distribution to shareholders, before any distribution is made to holders of common stock or other equity securities ranking junior to the Preferred Stock, a liquidation distribution in the amount of $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, to the date of the liquidation distribution, without regard to any undeclared dividends. Distribution will be made only to the extent of FirstMerit’s assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Preferred Stock and pro rata as to any other shares of our stock ranking equally as to such distribution, if any.

Voting Rights	Holders of the Preferred Stock will have no voting rights, except as to certain matters or as otherwise provided by applicable law. See “Description of the Preferred Stock—Voting Rights.”

Preemptive Rights	Holders of shares of Preferred Stock will have no preemptive rights.

Listing	We will apply to list the Depositary Shares on the New York Stock Exchange under the symbol “FMCP.” If the listing is approved, trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the original issue date of the Depositary Shares.

U.S. Federal Income Tax Considerations	Any distribution with respect to the Preferred Stock that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a dividend and will be includible in income by you when distributed to you as holder of a Depositary Share after the original issue date. Any such dividend will be eligible for the dividends received deduction if you are an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. For a discussion of the tax consequences relating to the Preferred Stock and the Depositary Shares, see “U.S. Federal Income Tax Considerations.”

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $96.4 million (or approximately $110.9 million if the underwriters exercise their option to purchase additional Depositary Shares in full), after underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds from this offering and from our proposed subordinated notes offering to purchase, in connection with the Acquisition, all of the outstanding Citizens TARP Preferred, plus all accrued, cumulated and unpaid dividends. Pending final use, we may invest the net proceeds from this offering and from our subordinated notes offering in short-term, investment grade, interest-bearing securities. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-16 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the Depositary Shares.

Depositary, Transfer Agent & Registrar	American Stock Transfer & Trust Company.

Selected Consolidated Historical Financial Data of FirstMerit

The selected consolidated financial data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from FirstMerit’s audited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. The selected consolidated financial data as of and for the nine months ended September 30, 2012 and September 30, 2011 have been derived from FirstMerit’s unaudited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. In the opinion of FirstMerit management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. Information as of and for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of results for the full years ended December 31, 2012 or 2011 or for any other period. You should read this information in conjunction with FirstMerit’s consolidated financial statements and related notes included in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated herein by reference and from which this information is derived, along with the other information incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Results of Operations:
Interest income	$385,317	$406,008	$538,256	$542,370	$459,527
Conversion to fully-tax equivalent	8,258	7,055	9,687	9,082	6,869

Interest income*	393,575	413,063	547,943	551,452	466,396
Interest expense	29,717	47,349	58,629	83,851	110,763

Net interest income*	363,858	365,714	489,314	467,601	355,633
Provision for loan losses	42,436	59,340	74,388	88,215	98,433

Net interest income after provision for loan losses*	321,422	306,374	414,926	379,386	257,200
Other income	161,952	165,019	224,757	212,556	210,301
Other expenses	341,432	340,470	464,345	442,860	352,817

Income before federal income taxes*	141,942	130,923	175,338	149,082	114,684
Federal income taxes	37,802	34,808	46,093	37,091	25,645
Fully-tax equivalent adjustment	8,258	7,055	9,687	9,082	6,869

Federal income taxes*	46,060	41,863	55,780	46,173	32,514

Net income	$95,882	$89,060	$119,558	$102,909	$82,170

Per share:
Basic net income	$0.88	$0.82	$1.10	$1.02	$0.90
Diluted net income	$0.88	$0.82	$1.10	$1.02	$0.90
Cash dividends	$0.48	$0.48	$0.64	$0.64	$0.77
Performance Ratios:
Return on total average assets	0.88%	0.82%	0.82%	0.76%	0.76%
Return on average common shareholders’ equity	8.01%	7.73%	7.72%	7.82%	8.09%
Net interest margin—tax-equivalent basis	3.73%	3.84%	3.84%	3.98%	3.58%
Efficiency ratio	64.83%	64.49%	65.74%	64.76%	62.95%
Book value per common share	$14.82	$14.38	$14.33	$13.86	$12.25
Average shareholders’ equity to total average assets	10.95%	10.66%	10.68%	9.73%	9.73%
Dividend payout ratio	54.55%	58.54%	58.18%	62.75%	85.56%

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets (at year end or quarter end, as applicable)	$14,628,843	$14,688,278	$14,441,702	$14,134,714	$10,539,902
Long-term debt (at year end or quarter end, as applicable)	178,083	248,006	203,462	326,007	740,105
Daily averages:
Total assets	$14,596,526	$14,451,550	$14,495,330	$13,524,351	$10,794,350
Earning assets	13,014,267	12,722,271	12,728,724	11,756,985	9,925,234
Deposits and other funds	12,667,285	12,635,735	12,637,139	11,868,245	9,475,734
Shareholders’ equity	1,598,987	1,540,363	1,548,353	1,315,621	1,049,925

*	Fully tax-equivalent basis

Selected Consolidated Historical Financial Data of Citizens

The selected consolidated financial data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from Citizens’ audited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. The selected consolidated financial data as of and for the nine months ended September 30, 2012 and September 30, 2011 have been derived from Citizens’ unaudited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. Information as of and for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of results for the full years ended December 31, 2012 or 2011 or for any other period. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Results of Operations:
Interest income	$282,139	$308,489	$407,819	$484,444	$553,410
Conversion to fully-tax equivalent	4,606	5,813	7,482	10,582	15,574

Interest income*	286,745	314,302	415,301	495,026	568,984
Interest expense	54,536	73,428	94,709	155,380	242,961

Net interest income*	232,209	240,874	320,592	339,646	326,023
Provision for loan losses	18,891	123,801	138,808	392,882	323,820

Net interest income (loss) after provision for loan losses*	213,318	117,073	181,784	(53,236)	2,203
Other income	70,296	70,895	95,257	94,659	63,133
Other expenses	205,494	216,511	283,150	307,087	585,139

Income (loss) before federal income taxes*	78,120	(28,543)	(6,109)	(265,664)	(519,803)
Federal income taxes	(275,514)	(22,779)	(20,258)	12,858	(29,633)
Fully-tax equivalent adjustment	4,606	5,813	7,482	10,582	15,574

Federal income taxes*	(270,908)	(16,966)	(12,776)	23,440	(14,059)

Net income (loss) from continuing operations	349,028	(11,577)	6,667	(289,104)	(505,744)
(Loss) income from discontinued operations (net of income tax)	—	—	—	(3,821)	(8,469)

Net income (loss)	349,028	(11,577)	6,667	(292,925)	(514,213)
Deemed dividend on convertible preferred stock	—	—	—	—	—
Dividend on redeemable preferred stock	(18,127)	(17,088)	(22,985)	(21,685)	(19,777)

Net income (loss) attributable to common shareholders	$330,901	$(28,665)	$(16,318)	$(314,610)	$(533,990)

Per share:
Income (loss) from continuing operations:
Basic net income	$8.19	$(0.73)	$(0.41)	$(7.89)	$(27.11)

Diluted net income	$8.19	$(0.73)	$(0.41)	$(7.89)	$(27.11)

Income (loss) from discontinued operations:
Basic net income	$—	$—	$—	$(0.10)	$(0.44)

Diluted net income	$—	$—	$—	$(0.10)	$(0.44)

Net income (loss):
Basic net income	$8.19	$(0.73)	$(0.41)	$(7.99)	$(27.55)

Diluted net income	$8.19	$(0.73)	$(0.41)	$(7.99)	$(27.55)

Cash dividends	$—	$—	$—	$—	$—
TARP dividends paid	$—	$—	$—	$—	$19,777
TARP dividends accrued, unpaid	18,127	17,088	22,985	21,685	—
Deemed divided on convertible preferred stock	—	—	—	—	—

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Performance Ratios:
Return on total average assets	0.86%	1.36%	0.07%	(2.66)%	(4.24)%
Return on average common shareholders’ equity	54.33	(2.20)	0.94	(30.28)	(43.02)
Net interest margin—tax-equivalent basis	3.57	3.63	3.58	3.31	2.90
Efficiency ratio	65.20	59.89	63.05	67.73	74.21
Book value per common share	26.36	18.03	18.24	18.47	26.85
Average shareholders’ equity to total average assets	13.84	10.33	10.28	11.18	11.91
Dividend payout ratio	—	—	—	—	—
Balance Sheet Data:
Total assets (at year end or quarter end, as applicable)	$9,724,790	$9,600,188	$9,462,849	$9,965,645	$11,595,670
Long-term debt (at year end or quarter end, as applicable)	852,481	855,670	854,185	1,032,689	1,512,987
Daily averages:
Total assets	9,723,587	9,596,275	9,669,597	10,997,062	12,126,968
Earning assets	8,638,390	8,856,072	8,946,187	10,272,769	11,237,214
Deposits and other funds	7,323,753	7,546,615	7,582,742	8,282,629	8,509,676
Shareholders’ equity	1,345,817	991,602	993,761	1,229,945	1,444,733

*	Fully tax-equivalent basis

Unaudited Selected Pro Forma Condensed Combined Financial Information

The following table shows unaudited pro forma financial information about the financial condition and results of operations after giving effect to the Acquisition and the repurchase of the Citizens TARP Preferred. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the transactions had occurred on September 30, 2012. The unaudited pro forma condensed combined income statements for the year ended December 31, 2011 and for the nine-month period ended September 30, 2012 give effect to the transactions as if the transactions had become effective at January 1, 2011. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both FirstMerit and Citizens and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, which are incorporated in this document by reference. See “Where You Can Find More Information.”

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Acquisition.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
(in thousands)
Income Statement
Net interest income	$600,192	$815,391
Provision for loan losses	61,327	213,196

Net interest income after provision for loan losses	538,865	602,195
Other income	232,248	320,014
Other expense	553,031	755,635

Income before income tax expense	218,082	166,574
Income tax expense (benefit)	(234,120)	30,625

Net income	452,202	135,949
Preferred stock dividends	(5,025)	(6,700)

Net income to common shareholders	$447,177	$129,249

As of September 30, 2012
Balance Sheet
Cash and cash equivalents	$626,360
Net loans	14,463,169
Total assets	24,192,988
Deposits	18,879,391
Borrowings	2,398,500
Total shareholders’ equity	2,557,384

RISK FACTORS

An investment in the Depositary Shares involves certain risks. You should carefully consider the risks described below and the risk factors and other information concerning our business included in our Annual Report on Form 10-K for the year ended December 31, 2011, as such may be amended or updated in other reports filed by us with the SEC, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the Depositary Shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Related to the Preferred Stock and Depositary Shares

You are making an investment decision with regard to both the Depositary Shares and the Preferred Stock.

As described in this prospectus supplement, we are issuing fractional interests in shares of Preferred Stock in the form of Depositary Shares. Accordingly, the Depositary will rely solely on the payments it receives on the Preferred Stock to fund all payments on the Depositary Shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

The Preferred Stock will be an equity security and will be subordinate to our existing and future indebtedness.

The shares of Preferred Stock will be equity interests and will not constitute indebtedness. This means that the Depositary Shares, which represent fractional interests in shares of Preferred Stock, will rank junior to all our existing and future indebtedness and our other non-equity claims with respect to assets available to satisfy claims against us, including claims in the event of our liquidation. As of September 30, 2012, our total liabilities (including deposits) were approximately $13.0 billion, and, in addition to assuming Citizens’ outstanding debt in the Acquisition and our proposed offering of subordinated notes, we may incur additional indebtedness in the future. The Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights held by holders of the Preferred Stock and the Depositary Shares. Further, our existing and future indebtedness may restrict the payment of dividends on the Preferred Stock.

Additional issuances of preferred stock or securities convertible into preferred stock may further dilute existing holders of the Depositary Shares.

We may, in the future, determine that it is advisable to issue additional shares of preferred stock, securities convertible into, exchangeable for or that represent an interest in preferred stock, or preferred stock-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders, including issuing additional shares of Preferred Stock or additional Depositary Shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over the Preferred Stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. Though the approval of holders of Depositary Shares representing interests in the Preferred Stock will be needed to issue any equity security ranking senior to the Preferred Stock, if we issue preferred stock in the future that has preference over the Preferred Stock with respect to the payment of dividends or upon liquidation, or if we issue preferred stock with voting rights that dilute the voting power of the Preferred Stock or Depositary Shares, the rights of holders of the Depositary Shares or the market price of the Depositary Shares could be adversely affected. The market price of the Depositary Shares could decline as a result of these other offerings, as well as other sales of a large block of Depositary Shares, Preferred Stock or similar securities in the market thereafter, or the perception that such sales could occur. Holders of the Preferred Stock are not entitled to preemptive rights or other protections against dilution.

The Preferred Stock may be junior in rights and preferences to our future preferred stock.

The Preferred Stock will be our most senior equity upon issuance. Although the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Preferred Stock is required to authorize or issue any shares of stock senior in rights and preferences to the Preferred Stock, it is possible that, in the future, we may authorize and issue shares expressly senior in rights and preferences to the Preferred Stock and Depositary Shares without your vote or consent. The terms of any future preferred stock expressly senior to the Preferred Stock may restrict dividend payments on the Preferred Stock and Depositary Shares. In this case, unless full dividends for all outstanding preferred stock senior to the Preferred Stock, if any, have been declared and paid or set aside for payment, we may be prohibited from declaring or paying dividends or other distributions, or from repurchasing, redeeming or otherwise acquiring, directly or indirectly, for consideration, shares of Preferred Stock and Depositary Shares. This could result in dividends on the Preferred Stock and Depositary Shares not being paid on any particular dividend payment date.

Dividends on the Preferred Stock are discretionary and non-cumulative. If we do not declare dividends on the Preferred Stock, holders of Depositary Shares will not be entitled to receive related distributions on their Depositary Shares.

Dividends on shares of the Preferred Stock are discretionary. Holders of the Preferred Stock, including the Depositary, will only be entitled to receive dividends for any given dividend period if, when and as declared by our board of directors or a duly authorized committee of our board of directors out of legally available funds. Consequently, if our board of directors or a duly authorized committee of the board of directors does not authorize and declare a dividend for any dividend period, the Depositary would not be entitled to receive any such dividend and no related distribution will be made on the Depositary Shares, and such unpaid dividend will not accrue, accumulate or be payable for such dividend period. Dividends on the Preferred Stock are non-cumulative.

Additionally, when dividends are not paid in full upon the Preferred Stock and dividend parity stock, if any, all dividends declared upon the Preferred Stock and dividend parity stock, if any, will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the Preferred Stock, and accrued dividends, including accumulations, if any, on cumulative dividend parity stock, if any, bear to each other. Therefore, if we are not paying full dividends on any outstanding dividend parity stock, we will not be able to pay full dividends on the Preferred Stock.

Our ability to declare and pay dividends is subject to statutory and regulatory restrictions.

We are subject to statutory and regulatory limitations on our ability to declare and pay dividends on the Preferred Stock. In particular, while the impact of many of its provisions are not yet known, the Dodd-Frank Act requires federal banking agencies to establish more stringent risk-based capital guidelines and leverage limits applicable to banks and bank holding companies, and especially those institutions with consolidated assets equal to or greater than $50 billion. The Federal Reserve, the FDIC and the OCC issued proposed rules, or the Proposed Rules, that would substantially revise the federal banking agencies’ current capital rules and implement the Basel Committee on Banking Supervision’s December 2010 regulatory capital reforms, known as Basel III. The Proposed Rules set forth the proposed criteria for qualifying additional Tier 1 capital instruments consistent with Basel III, including the requirement that any dividends on such instruments only be paid out of the banking organization’s net income and retained earnings. Such provisions could adversely affect our ability to pay dividends or may result in additional limitations on our ability to pay dividends on shares of the Preferred Stock.

Currently, Federal Reserve policy states that dividends should be paid from current earnings. The Federal Reserve and the OCC have the authority over FirstMerit and FirstMerit Bank, respectively, to require that dividends be paid only with these regulators’ prior approval, if the Federal Reserve or the OCC deems it necessary to conserve capital at FirstMerit or FirstMerit Bank.

Investors should not expect us to redeem the Depositary Shares or the Preferred Stock on the date they first become redeemable or on any particular date after they become redeemable. You may not be able to reinvest the redemption proceeds you receive in a similar security or in instruments with similar dividend rates or yields.

The Preferred Stock underlying the Depositary Shares is a perpetual equity security. The Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Preferred Stock may be redeemed by us at our option either (i) in whole or in part on any dividend payment date occurring on or after February 4, 2018 or (ii) in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” as described below under “Description of the Preferred Stock—Redemption.” Any decision we may make at any time to propose a redemption of the Preferred Stock will depend, among other things, upon our evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, liquidity, earnings and growth strategy, as well as general market and interest conditions at such time and prior Federal Reserve approval. Accordingly, investors should not expect us to redeem the Depositary Shares or the Preferred Stock on the date they first become redeemable or on any particular date thereafter.

Any redemption of the Preferred Stock is subject to prior Federal Reserve approval. There can be no assurance that the Federal Reserve will approve any redemption of the Preferred Stock that we may propose and the Federal Reserve may require us to replace the Preferred Stock to be redeemed with a security of equal or higher quality capital such as shares of our common stock or other preferred stock.

If we redeem the Preferred Stock for any reason, you may not be able to reinvest the redemption proceeds you receive in a similar security or in securities bearing similar dividend rates or yields. See “Description of the Preferred Stock—Redemption.”

The Depositary Shares and Preferred Stock may be redeemed at our option at any time upon a regulatory capital treatment event, which may occur as a result of changes to the capital rules being considered by the Federal Reserve.

Although we believe that the Preferred Stock will be Tier 1 capital for regulatory purposes, it is possible that the Preferred Stock may not satisfy the proposed criteria for Tier 1 capital instruments consistent with Basel III set forth in any final rules adopted by the Federal Reserve. Therefore, in addition to other circumstances that may constitute a regulatory capital treatment event, as a result of the Federal Reserve revising and replacing its current capital rules with rules implementing Basel III, a regulatory capital treatment event could occur whereby we would have the right, subject to prior Federal Reserve approval, to redeem the Depositary Shares and the Preferred Stock in accordance with their terms prior to February 4, 2018.

As a holder of the Depositary Shares representing interests in the Preferred Stock, you will have limited voting rights.

Holders of Depositary Shares will have limited voting rights. Voting rights will primarily exist in the event of non-payments of dividends under certain circumstances, authorizing series of preferred stock senior to the Preferred Stock and with respect to certain fundamental changes in the terms of the Preferred Stock, certain other matters or as otherwise required by law, as described under “Description of the Preferred Stock—Voting Rights.” Holders of Depositary Shares would instruct the Depositary how to vote in such circumstances.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our shareholders and to pay principal and interest on our outstanding debt, is dividends from our banking subsidiary, FirstMerit Bank. There are statutory and regulatory limitations on the payment of dividends by FirstMerit Bank to us, as well as by us to our shareholders. OCC regulations affect the ability of FirstMerit Bank to pay dividends and other distributions to us and to make loans to us. If FirstMerit Bank is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the Depositary Shares each representing an interest in a share of the Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of the Preferred Stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. As of September 30, 2012, FirstMerit Bank’s total deposits and total liabilities (including deposits) were approximately $11.5 billion and $13.0 billion, respectively. At September 30, 2012, our subsidiaries’ total deposits and borrowings were approximately $12.7 billion. Our subsidiaries may incur additional debt and liabilities in the future.

If we defer payments on outstanding junior subordinated notes under the indentures governing those securities, we will be prohibited from making distributions on or redeeming our Preferred Stock.

We currently have no outstanding junior subordinated indebtedness, but expect to offer, in a separate registered public offering, subordinated notes. In addition, we will assume all of Citizens’ junior subordinated notes, approximately $91.7 million of which were outstanding as of September 30, 2012, in connection with the Acquisition. Citizens has deferred certain payments under such notes, but we expect that these payments will be brought current prior to or immediately following the Acquisition. The terms of our subordinated notes to be offered and Citizens’ outstanding junior subordinated notes would prohibit us from declaring or paying any dividends or distributions on the Preferred Stock, or redeeming, purchasing, acquiring or making a liquidation payment on the Preferred Stock, at any time when payment of interest on those junior subordinated notes has been deferred and while any such accrued and unpaid interest remains unpaid.

General market conditions and unpredictable factors could adversely affect market prices for the Depositary Shares.

There can be no assurance about the market prices for the Depositary Shares. Several factors, many of which are beyond our control, will influence the market value of the Depositary Shares. Factors that might influence the market value of the Depositary Shares include:

•	whether we skip or are likely to skip dividends on the Preferred Stock from time to time;

•	our creditworthiness, regulatory capital levels, operating performance, financial condition and prospects;

•	the ratings of our securities provided by credit ratings agencies, including ratings on the Preferred Stock and Depositary Shares;

•	interest rates, generally and expectations regarding changes in rates;

•	developments in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;

•	the market for similar bank holding company securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the Depositary Shares that an investor purchases, whether in the offering or in the secondary market, may trade at a discount to their cost, and their value will fluctuate.

Holders of the Preferred Stock may be unable to use the dividends received deduction.

Distributions paid to corporate U.S. holders of the Depositary Shares may be eligible for the dividends received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Preferred Stock (and related Depositary Shares) to qualify as dividends for federal income tax purposes. See “U.S. Federal Income Tax Considerations.” If any distributions on the Preferred Stock (and related Depositary Shares) with respect to any fiscal year are not eligible for the dividends received deduction because of insufficient current or accumulated earnings and profits, the market value of the Depositary Shares may decline.

A downgrade, suspension or withdrawal of any rating assigned by a rating agency to us or our securities, including the Depositary Shares and the Preferred Stock, could cause the liquidity or trading price of the Depositary Shares to decline significantly.

Actual or anticipated changes in the credit ratings assigned to the Depositary Shares, the Preferred Stock or our credit ratings generally could affect the trading price of the Depositary Shares. Credit ratings are not a recommendation to buy, sell or hold any securities, including the Depositary Shares, and may be revised or withdrawn at any time by the credit rating organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Preferred Stock and Depositary Shares, based on their overall view of our industry.

On September 13, 2012, Moody’s Investor Service placed the ratings of FirstMerit on review for downgrade, and Standard & Poor’s placed our ratings on negative outlook. A further downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the Depositary Shares, the Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the Depositary Shares to decline significantly.

Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. Further, a rating is not a recommendation to purchase, sell or hold any particular security, including the Depositary Shares. In addition, ratings do not reflect market prices or suitability of a security for a particular investor and any rating of the Depositary Shares or the Preferred Stock may not reflect all risks related to FirstMerit’s business, or the structure or market value of the Depositary Shares.

The Preferred Stock and the related Depositary Shares may not have an active trading market.

The Preferred Stock and the related Depositary Shares are new issues with no established trading market. Although we will apply to have the Depositary Shares listed on the New York Stock Exchange, there is no guarantee that we will be able to list the Depositary Shares. Even if the Depositary Shares are listed, there may be little or no secondary market for the Depositary Shares. If approved, we expect trading of the Depositary Shares on the NYSE to begin within the 30-day period after the original issuance date of the Depositary Shares. Even if a secondary market for the Depositary Shares develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. We do not expect that there will be any separate public trading market for the shares of Preferred Stock except as represented by the Depositary Shares.

Risks Relating to the Acquisition

The success of the Acquisition will depend on a number of uncertain factors.

Consummation of the Acquisition is subject to receipt of required regulatory approvals, including approvals of the Federal Reserve and the OCC, and the satisfaction of other closing conditions. The success of the Acquisition will depend on a number of factors, including, without limitation:

•

the necessary regulatory approvals to consummate the Acquisition not containing terms, conditions or restrictions that will be detrimental to, or have a material adverse effect on, the Company or FirstMerit Bank;

•	our ability to access the necessary capital on a timely basis to purchase and retire all of the Citizens TARP Preferred at its liquidation value plus all accrued, accumulated and unpaid dividends;

•	our ability to successfully integrate Citizens into FirstMerit’s current operations, including converting Citizens’ products and systems to FirstMerit products and services;

•	our ability to retain Citizens’ customers, and their loan, deposits and other businesses;

•	the credit quality of loans and other assets acquired from Citizens;

•	our ability to retain appropriate Citizens’ personnel in connection with the Acquisition;

•	our ability to attract new deposits and to generate new interest earning assets in Citizens’ former markets without incurring unacceptable credit or interest rate risk;

•	our ability to control noninterest expenses from Citizens in a manner that enables us to maintain a favorable overall efficiency ratio; and

•	our ability to earn acceptable levels of noninterest income, including fee income, from Citizens’ former customers.

No assurance can be given that we will be able to integrate Citizens successfully, that the Acquisition will not expose us to unknown material liabilities, that the operation of Citizens former business will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas, or that we will be able to manage growth resulting from the Acquisition effectively. The difficulties or costs we may encounter in the integration could materially and adversely affect our earnings and financial condition.

Deposit and loan run-off rates could be substantially different than what we have projected in connection with our planning for the Acquisition and the integration of Citizens.

Deposit run-off is expected to occur following the closing of the Acquisition. While we believe we assumed a reasonable deposit run-off rate for purposes of valuing the transaction, actual run-off could be higher. Similarly, we may lose loan relationships acquired in the Acquisition.

We will need to convert Citizens’ products and systems to our products and systems. Problems or errors in the customer account conversion process, and customer interface required to replace certain Citizens products and services with comparable products and services of FirstMerit Bank, could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to cost-effectively service particular Citizens’ loans, deposits or other products or services with special features. An unanticipated increase in customer run-off rates could increase the effective cost to us of the Acquisition.

The credit quality of loans associated with the Acquisition may be poorer than expected, which would require us to increase our allowance for loan losses and negatively affect our earnings.

Pursuant to the Merger Agreement, FirstMerit Bank will acquire Citizens’ loans, which were approximately $5.4 billion at September 30, 2012. As part of our due diligence on Citizens, we reviewed samples of Citizens’ loans and made estimated marks for credit and interest risks. Our examination of these loans was made using the same criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. However, no assurance can be given as to the future performance of Citizens’ loans.

We face risks related to lending funds acquired in the Acquisition.

Our and FirstMerit Bank’s strategic plan focuses on the continued development and growth of a diversified loan portfolio, with emphasis on commercial loans made to borrowers within FirstMerit Bank’s market areas. Certain risks are inherent in the lending function, including a borrower’s inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans arises from changing economic conditions in particular geographic areas, businesses or industries that impair the operating performance of commercial borrowers. Risks associated with commercial real estate loans and general business loans also include changes in general economic conditions that affect underlying collateral values. Consumer loans also are subject to repayment risk and undercollateralization (in the case of secured consumer loans) caused by changing economic conditions.

Termination of the Merger Agreement may negatively affect us.

If the Merger Agreement is terminated, we may suffer adverse consequences, including the adverse impact on our business due to the focus of management on the Acquisition, without realizing any of the anticipated benefits of completing the Acquisition, as well as a decline in the market price for our securities (including our subordinated notes), to the extent that the market price prior to termination reflects a market assumption that the Acquisition will be completed. The Merger Agreement also contains certain termination rights for both FirstMerit and Citizens, and further provides that, upon termination of the Merger Agreement under specified circumstances, a party would be required to pay to the other party a termination fee of $37.5 million and the other party’s fees and expenses. If the Merger Agreement is terminated, we will not purchase the Citizens TARP Preferred, and we will be required to redeem the subordinated notes offered in our subordinated notes offering.

We may fail to realize all the anticipated benefits of the Acquisition.

The success of the Acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the our business and Citizens’ and to combine our business and Citizens’ in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Citizens nor decreasing revenues due to loss of customers. However, to realize these anticipated benefits and cost savings, we must successfully combine our business and Citizens’ business. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the Acquisition may not be realized fully or at all or may take longer to realize than expected.

We and Citizens have operated and, until the completion of the Acquisition, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, which could adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Acquisition. The anticipated cost savings from the Acquisition are largely expected to derive from our absorption of many of Citizens’ back-office and other duplicative administrative functions. It is possible that the integration process could result in the loss of key employees who may then receive severance benefits, the disruption of each company’s ongoing business that adversely affects our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Acquisition. Integration efforts between the two companies will also require significant management attention and resources that will not be available for normal operations. In addition, the Acquisition and integration will result in us entering several markets where we do not currently have a meaningful presence and could result in deposit and other customer losses. An expected benefit from the Acquisition is an expected increase in the revenues of the combined company from anticipated sales of our wider variety of financial products and services, and from increased lending out of the combined company’s larger capital base and legal lending limits. An inability to successfully market our products to Citizens’ customer base could cause the earnings of the combined company to be less than anticipated. Integration matters and the transition to us could have an adverse effect on each of Citizens and us during the pre-Acquisition transition period and on us for an undetermined period after consummation of the Acquisition.

Pending litigation against Citizens, FirstMerit and the current members of Citizens’ board of directors could result in an injunction preventing completion of the Acquisition or the payment of damages in the event the Acquisition is completed.

Between September 17, 2012 and October 5, 2012, purported individual shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have now been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK. The lawsuits name as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. The complaints allege that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the Acquisition, by not utilizing a proper process to evaluate the Acquisition and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. They also allege that FirstMerit and, in some of the lawsuits, Citizens, aided and abetted those alleged breaches of fiduciary duty. The complaints seek declaratory and injunctive relief to prevent the consummation of the Acquisition, rescissory damages and other equitable relief. If the plaintiffs are successful in obtaining an injunction prohibiting the completion of the Acquisition, then such injunction may prevent the Acquisition from being completed, or from being completed within the expected timeframe.

The Acquisition is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on us following the Acquisition.

Before the Acquisition may be completed, various approvals or consents must be obtained from the Federal Reserve and the OCC, which may impose conditions on the completion of the Acquisition or require changes to the terms of the Acquisition. Such conditions or changes could delay completion of the Acquisition or impose additional costs on us or limit our revenues following the Acquisition and might have a material adverse effect on our business, financial condition or results of operations following the Acquisition. The OCC’s approval of the Acquisition is a condition to the Acquisition. See “Regulatory Considerations—Regulatory Approvals Required for the Acquisition.”

We will be expanding our operations into new geographic areas.

Portions of the market areas represented by Citizens, including those in Michigan and Wisconsin, are areas in which we currently conduct limited or no banking activities. In particular, Citizens has significant operations in Michigan, where we have a very limited presence. We must effectively integrate these new markets to retain and expand the business currently conducted by Citizens. Our ability to compete effectively in the new markets will be dependent on our ability to understand the local market and competitive dynamics and identify and retain employees from Citizens who know their markets and customers better than we do.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of approximately $96.4 million after underwriting discounts and commissions and estimated expenses (or approximately $110.9 million if the underwriters exercise in full their option to purchase additional Depositary Shares in full). We intend to use the net proceeds from this offering, together with the net proceeds from our subordinated notes offering, to purchase, in connection with the Acquisition, all of the outstanding Citizens TARP Preferred, plus the payment of all accrued, cumulated and unpaid dividends. See “Prospectus Supplement Summary—Recent Developments” above. As of September 30, 2012, 300,000 shares of Citizens TARP Preferred, each with a liquidation preference of $1,000, were issued and outstanding and $44.2 million of dividends had been accumulated but not paid. The Citizens TARP Preferred currently pays a cumulative dividend rate of 5% per annum. Any remaining net proceeds from this offering and from our subordinated notes offering will be used for general corporate purposes. Pending final use, we may invest the net proceeds from this offering and from our subordinated notes offering in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of September 30, 2012:

•	on an actual basis;

•

on an as adjusted basis to give effect to: (i) the issuance and sale of 4,000,000 Depositary Shares to be issued in this offering (assuming the underwriters’ option to purchase additional Depositary Shares is not exercised); (ii) the issuance and sale by us of $250 million in aggregate principal amount of the subordinated notes in our proposed offering; (iii) the receipt of the net proceeds by us, after deducting the underwriters’ discounts and estimated offering fees and expenses payable by us, in connection with this offering and the offering of the subordinated notes; (iv) the use of the net proceeds from this offering and the subordinated notes offering, plus cash on hand, to purchase the Citizens TARP Preferred as described in “Use of Proceeds”; and (v) the consummation of the Acquisition.

The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the sections entitled “Selected Consolidated Historical Financial Data of FirstMerit,” the “Selected Consolidated Historical Financial Data of Citizens” and the “Unaudited Selected Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the pro forma financial information included in Exhibit 99.1 to FirstMerit’s Current Report on Form 8-K filed with the SEC on January 14, 2013, which is incorporated by reference in the prospectus supplement.

	As of September 30, 2012
	(unaudited) (dollars in thousands)
	Actual	As Adjusted
Cash and cash equivalents	$238,417	$626,360

Borrowings	$1,141,538	$2,398,500

Shareholders’ Equity:
Serial preferred stock, without par value: authorized and unissued 7,000,000 shares on an actual basis and 100,000 shares of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value, issued and outstanding on an as adjusted basis	—	100,000
Common stock, without par value; authorized 300,000,000 shares; issued: September 30, 2012—115,121,731 shares issued and outstanding	127,937	127,937
Capital surplus	473,781	1,306,461
Retained earnings (deficit)	1,175,001	1,175,001
Accumulated other comprehensive gain (loss)	(13,900)	(13,900)
Treasury stock, at cost: September 30, 2012—5,468,853 shares	(138,115)	(138,115)

Total Shareholders’ equity	1,624,704	2,557,384

Total capitalization	$2,766,242	$4,955,884

REGULATORY CONSIDERATIONS

General

As a bank holding company, we are subject to regulation and supervision by the Federal Reserve, which has enforcement authority over us. Among other responsibilities, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a risk to FirstMerit Bank. The Federal Reserve examines us periodically and prepares reports for the consideration of our board of directors on any operating deficiencies that they may identify. While the Federal Reserve historically has expected bank holding companies to act as a source of strength to their bank subsidiaries, effective July 21, 2011, we are required by the Dodd-Frank Wall Street Reform and Consumer Protection Act to act as a source of strength for FirstMerit Bank and for any other depository institution subsidiary we may have in the future.

FirstMerit Bank is examined and supervised by the OCC, the Bureau of Consumer Financial Protection and its deposits are insured by the FDIC. FirstMerit Bank is a member of, and owns stock in, the Federal Home Loan Bank, or FHLB, of Cincinnati and also owns stock in the FHLB of Chicago.

Our relationships with our depositors, borrowers and other customers are also regulated by federal and state laws and agencies, especially in matters concerning consumer protection, privacy, anti-money laundering, the ownership of deposit accounts and various trust and other customer relationships governed by state laws.

For a discussion of the material of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to FirstMerit, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the FDIC’s Deposit Insurance Fund and not for the protection of our security holders. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business, financial condition (including capital adequacy) and results of operations.

Regulatory Approvals Required for the Acquisition

Completion of the Acquisition is subject to prior approval by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHC Act. The merger of Citizens Bank into FirstMerit Bank is subject to prior approval by the OCC under the Bank Merger Act.

The necessary applications were filed by FirstMerit and FirstMerit Bank on October 11, 2012, and are being processed by the Federal Reserve and the OCC, respectively. The Federal Reserve has informed FirstMerit that its BHC Act application is subject to Federal Reserve Board approval consistent with Federal Reserve policy due to a protest. FirstMerit responded to the protest in November 2012. FirstMerit’s BHC Act application to the Federal Reserve included a request for approval of FirstMerit’s purchase of the Citizens TARP Preferred in connection with the Acquisition.

DESCRIPTION OF THE PREFERRED STOCK

The following is a brief description of the terms of the Preferred Stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Second Amended and Restated Articles of Incorporation, as amended, including the amendment thereto establishing the terms of the Preferred Stock, which will be included as an exhibit to documents filed with the SEC.

General

Under our Second Amended and Restated Articles of Incorporation, as amended, we have authority to issue up to seven million shares of Preferred Stock, without par value, of which no shares are issued and outstanding. When issued, the Preferred Stock will be validly issued, fully paid and non-assessable, which means that its holders will have paid their purchase price in full and that we may not ask them to pay additional funds in respect of their shares of Preferred Stock. FirstMerit will not issue any shares of Preferred Stock prior to the original issue date.

The depositary will be the sole holder of the Preferred Stock, as described under “Description of the Depositary Shares” below, and all references in this prospectus supplement to the holders of the Preferred Stock shall mean the Depositary. However, the holders of Depositary Shares will be entitled, through the Depositary, to exercise the rights and preferences of the holders of the Preferred Stock, as described under “Description of the Depositary Shares.”

Prior to the issuance of the Depositary Shares, we will file with the Secretary of State of the State of Ohio articles of amendment establishing the terms of the Preferred Stock. The articles of amendment will initially authorize 115,000 shares of Preferred Stock. Our board of directors may authorize additional shares of Preferred Stock from time to time. When issued, the Preferred Stock will have a fixed liquidation preference of $1,000 per share (equivalent to $25 per Depositary Share). If we liquidate, dissolve or wind up our affairs, holders of Preferred Stock will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per share equal to the liquidation preference per share plus any declared and unpaid dividends, including, if applicable, a pro rata portion of any declared and unpaid dividends, without regard to any undeclared dividends.

The Preferred Stock will not be convertible into our common stock or any other class or series of our securities, has no stated maturity and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement. The Preferred Stock is perpetual and has no maturity date.

We reserve the right to re-open this series and issue additional shares of the Preferred Stock, either through public or private sales at any time and from time to time, without notice to or consent of holders of the Preferred Stock; provided, that any such additional shares of Preferred Stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Internal Revenue Code and such additional shares of Preferred Stock are otherwise treated as fungible with the Preferred Stock offered hereby for U.S. federal income tax purposes. In the event we issue additional shares of Preferred Stock, we will cause a corresponding number of additional Depositary Shares to be issued. The additional shares would form a single series with the Preferred Stock offered by this prospectus supplement.

In addition, we may from time to time, without notice to or consent of holders of the Preferred Stock, issue additional shares of preferred stock that rank equally with or junior to the Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and distributions upon our liquidation, dissolution or winding-up.

Ranking

Shares of the Preferred Stock will rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up, respectively:

•

senior to our common stock and to each other class or series of our capital stock issued in the future, unless the terms of that stock expressly provide that it ranks senior to, or on parity with, the Preferred Stock with respect to such dividends and distributions;

•

on parity with any class or series of our capital stock issued in the future, the terms of which expressly provide that it will rank on parity with our Preferred Stock with respect to such dividends and distributions; and

•

junior to any class or series of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the Preferred Stock with respect to such dividends and distributions.

Dividends

Dividends on shares of the Preferred Stock will not be cumulative and will not be mandatory. Holders of the Preferred Stock will be entitled to receive, if, when and as declared by our board of directors out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $1,000 per share of Preferred Stock. These dividends will be payable quarterly in arrears on the 4th day of February, May, August and November, commencing on May 4, 2013, each such date being referred to herein as a dividend payment date. Dividends on each share of Preferred Stock will accrue on the liquidation preference amount of $1,000 per share (equivalent to $25 per Depositary Share) at a rate per annum equal to 5.875%. Notwithstanding the foregoing, dividends on the Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

Dividends will be payable to holders of record of Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by our board of directors or any duly authorized committee of the board. The corresponding record dates for the Depositary Shares will be the same as the record dates for the Preferred Stock.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Preferred Stock. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Preferred Stock.

In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

Dividends on shares of Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee of the board does not declare a dividend on the Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Preferred Stock, dividend parity stock, junior stock or other preferred stock are declared for any future dividend period.

Priority of Dividends

So long as any share of Preferred Stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Preferred Stock and (ii) we are not in default on our obligation to redeem any shares of Preferred Stock that have been called for redemption:

•

no dividend shall be declared, paid or set aside for payment and no distribution shall be declared, made or set aside for payment on any junior stock (as defined below) (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•

no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases or other acquisitions by any of our broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in junior stock in the ordinary course of business, (viii) purchases by any of our broker-dealer subsidiaries of our capital stock for resale pursuant to an offering by us of such capital stock underwritten by such broker-dealer subsidiary, or (ix) the acquisition by us or any of our subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

•

no shares of dividend parity stock (as defined below), if any, shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Preferred Stock and such dividend parity stock (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases or other acquisitions by any of our broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in dividend parity stock in the ordinary course of business, (viii) purchases by any of our broker-dealer subsidiaries of our capital stock for resale pursuant to an offering by us of such capital stock underwritten by such broker-dealer subsidiary, or (ix) the acquisition by us or any of our subsidiaries of record ownership in dividend parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us.

If dividends are not paid in full upon the shares of Preferred Stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the Preferred Stock and the dividend parity stock will be shared based on the ratio between the then-current dividends due on shares of Preferred Stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

As used in this prospectus supplement, “junior stock” means our common shares and any other class or series of stock of FirstMerit Corporation hereafter authorized over which Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of FirstMerit Corporation.

As used in this prospectus supplement, “dividend parity stock” means any other class or series of stock of FirstMerit Corporation that ranks equally with the Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of FirstMerit. As of the date of this prospectus supplement, no dividend parity stock is outstanding.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee of the board, may be declared and paid on our common stock and any other stock ranking junior to the Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Preferred Stock or dividend parity stock shall not be entitled to participate in any such dividend.

Redemption

Mandatory Redemption

The Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision.

Neither the holders of Preferred Stock nor holders of Depositary Shares will have the right to require the redemption or repurchase of the Preferred Stock.

Optional Redemption

We may redeem the Preferred Stock at our option, through a resolution duly adopted by our board of directors (or a duly authorized committee of our board of directors), in whole or in part, from time to time, on any dividend payment date on or after February 4, 2018, at a price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus (except as otherwise provided) the per share amount of any declared and unpaid dividends, without regard to any undeclared dividends, on the Preferred Stock prior to the date fixed for redemption, which we refer to as the redemption date.

Within 90 days of our good faith determination that an event has occurred that would constitute a “regulatory capital treatment event,” we may, at our option, subject to the prior approval of the Federal Reserve or other appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Preferred Stock at the time outstanding at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus the per share amount of any declared and unpaid dividends, without regard to any undeclared dividends.

A “regulatory capital treatment event” means a determination by our board of directors or a duly authorized committee of the board, in good faith, that, as a result of any:

•

amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of Preferred Stock;

•	proposed change in those laws or regulations that is announced or becomes effective (or will become effective) after the initial issuance of any share of Preferred Stock; or

•

official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Preferred Stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Federal Reserve or other appropriate federal banking agency, as then in effect and applicable, for as long as any share of Preferred Stock is outstanding.

If shares of the Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the Depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Depositary Shares representing the Preferred Stock are held in book-entry form through The Depository Trust Company, or DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of shares of the Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•	the redemption price;

•	the place or places where the certificates evidencing shares of Preferred Stock are to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Preferred Stock so called for redemption, then, on and after the redemption date, notwithstanding that certificates representing any share so called for redemption have not been surrendered for redemption, on and after the redemption date, dividends will cease to accrue on all shares of Preferred Stock, all such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. See “Description of the Depositary Shares” below for information about redemption of the Depositary Shares relating to our Preferred Stock.

In case of any redemption of only part of the shares of the Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock is subject to prior approval of the Federal Reserve. The Preferred Stock explicitly provides that any redemption of the Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to the redemption of the Preferred Stock. See “Risk Factors—Investors should not expect us to redeem the Depository Shares or the Preferred Stock on the date they first become redeemable or on any particular date after they become redeemable. You may not be able to reinvest the redemption proceeds you receive in a similar security or in instruments with similar dividend rates or yields.”

See “Description of the Depositary Shares—Redemption of Depositary Shares” for information about redemption of the Depositary Shares relating to the Preferred Stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Preferred Stock will be entitled to receive an amount per share equal to the fixed liquidation preference of $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to Preferred Stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution or winding-up of our business and affairs, and before we make any distribution of assets to the holders of our common stock or any other class or series of our capital stock ranking junior to the Preferred Stock with respect to distributions upon our liquidation, dissolution or winding-up. After payment of the full amount of the liquidating distribution described above, the holders of the Preferred Stock shall not be entitled to any further participation in any distribution of our assets.

If our assets are not sufficient to pay the liquidation amount in full to all holders of Preferred Stock and all holders of any shares of our stock ranking as to any such liquidation distribution on parity with the Preferred Stock, the amounts paid to the holders of Preferred Stock and to such other shares will be paid pro rata in accordance with the respective liquidation amount and the aggregate liquidation amount of any such outstanding shares of dividend parity stock. If the liquidation amount per Preferred Stock has been paid in full to all holders of Preferred Stock and the liquidation preference of any other shares ranking on parity with the Preferred Stock has been paid in full, the holders of our common stock or any other shares ranking, as to such liquidation distribution, junior to the Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, whether for cash, securities or other property, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as provided below, the holders of the Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Preferred Stock or any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (which we refer to as a Nonpayment), the holders of the Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will be entitled to vote as a single class for the election of a total of two additional members of our board of directors, which we refer to as the Preferred Directors, provided that our board of directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of Preferred Stock, a special meeting of the holders of Preferred Stock and any other class or series of preferred stock that ranks on parity with Preferred Stock as to payment of dividends and for which dividends have not been paid, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid regularly on the shares of the Preferred Stock and any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends for at least four consecutive dividend periods following the Nonpayment.

If and when full dividends have been regularly paid for at least four consecutive dividend periods following a Nonpayment on the Preferred Stock and any other class or series of preferred stock that ranks on parity with the Preferred Stock as to payment of dividends, the holders of the Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on our board of directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of shareholders. The Preferred Directors shall each be entitled to one vote per director on any matter.

If the holders of Preferred Stock become entitled to vote for the election of directors, the Preferred Stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, certain holders of Preferred Stock may become subject to regulations under the Bank Holding Company Act and/or certain acquisitions of Preferred Stock may be subject to prior approval by the Federal Reserve.

Other Voting Rights

So long as any shares of Preferred Stock remain outstanding, in addition to any other vote or consent of shareholders required by law or our Second Amended and Restated Articles of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Preferred Stock entitled to vote thereon, voting separately as a single class, shall be required to:

•

authorize or increase the authorized amount of, or issue shares of, any class or series of our capital stock ranking senior to the Preferred Stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of our capital stock;

•

amend the provisions of our Second Amended and Restated Articles of Incorporation, including the Certificate of Amendment creating the Preferred Stock, so as to adversely affect the special powers, preferences, privileges or rights of the Preferred Stock, taken as a whole; or

•

consummate a binding share-exchange or reclassification involving the Preferred Stock, or a merger or consolidation of us with or into another entity unless the shares of the Preferred Stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than the Preferred Stock.

When determining the application of the voting rights described in this section, the authorization, creation and issuance, or an increase in the authorized or issued amount of, junior stock or any series of preferred stock, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock, that by its terms expressly provides that it ranks pari passu with the Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution or winding-up shall not be deemed to adversely affect the powers, preferences, privileges or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Preferred Stock to effect such redemption.

Form

The Preferred Stock will be issued only in fully registered form.

Depositary, Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the depositary, transfer agent, registrar, paying agent and redemption agent for the Preferred Stock. We may, in our sole discretion, remove the Depositary in accordance with the agreement between us and the Depositary; provided that we will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal. The registrar for the Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

DESCRIPTION OF THE DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of Depositary Shares mean those who own Depositary Shares registered in their own names, on the books that we or the Depositary maintain for this purpose, and not indirect holders who own beneficial interests in Depositary Shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in “—Book-Entry Issuance” below.

This prospectus supplement summarizes specific terms and provisions of the Depositary Shares relating to the Preferred Stock. The following summary is qualified in its entirety by reference to the terms and provisions of the Deposit Agreement, the form of depositary receipts, which contain the terms and provisions of the Depositary Shares, and our Second Amended and Restated Articles of Incorporation, as amended.

General

Each Depositary Share will represent a 1/40th interest in one share of Preferred Stock. The Depositary Shares will be evidenced by depositary receipts. The shares of Preferred Stock underlying the Depositary Shares will be deposited with American Stock Transfer & Trust Company, as depositary, under a deposit agreement to be entered into on or before the closing date, the Deposit Agreement, among us, the Depositary, the registrar appointed thereunder and all holders from time to time of depositary receipts issued by the Depositary thereunder.

The Depositary will act as transfer agent and registrar and paying agent with respect to the Depositary Shares.

The Depositary’s office at which the depositary receipts will be administered is located at 6201 15th Avenue, Brooklyn, New York 11219.

In this prospectus supplement, references to “holders” of Depositary Shares mean those who own Depositary Shares registered in their own names on the books that we or the Depositary maintain for this purpose. DTC is the only registered holder of the Depositary receipts representing the Depositary Shares. References to “holders” of Depositary Shares do not include indirect holders who own beneficial interests in Depositary Shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in “—Book-Entry Issuance” below.

Immediately following the issuance of the Preferred Stock, we will deposit the Preferred Stock with the Depositary, which will then issue the Depositary Shares to the underwriters.

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of Preferred Stock.

The depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution. In that case, the Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by us on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of the Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If the Preferred Stock underlying the Depositary Shares is redeemed, in whole or in part, a corresponding number of Depositary Shares will be redeemed with the proceeds received by the Depositary from the redemption of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/40th of the applicable redemption price per share payable in respect of such Preferred Stock, plus any declared and unpaid dividends, without regard to any undeclared dividends.

Whenever we redeem shares of Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the Depositary Shares to be redeemed pro rata, by lot or by any other equitable manner as we may decide. The depositary will mail notice of redemption to record holders of the Depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Preferred Stock and the related Depositary Shares.

Withdrawal of Preferred Stock

Unless the Depositary Shares have previously been called for redemption, any holder of Depositary Shares may receive the number of whole shares of Preferred Stock and any money or other property represented by those depositary receipts after surrendering the Depositary receipts at the corporate trust office of the Depositary, paying any taxes, charges and fees provided for in the Deposit Agreement and complying with any other requirement of the Deposit Agreement. Holders of Depositary Shares making these withdrawals will be entitled to receive whole shares of Preferred Stock, but holders of whole shares of Preferred Stock will not be entitled to deposit that Preferred Stock under the Deposit Agreement or to receive depositary receipts for that Preferred Stock after withdrawal. If the Depositary Shares surrendered by the holder in connection with withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of Depositary Shares.

The Deposit Agreement

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreement at any time and, from time, to time by agreement with the Depositary. However, any amendment that imposes additional charges or materially and adversely alters any substantial existing right of the holders of Depositary Shares will not be effective unless the holders of at least a majority of the affected Depositary Shares then outstanding approve the amendment. We will make no amendment that impairs the right of any holder of Depositary Shares, as described above under “—Withdrawal of Preferred Stock,” to receive shares of Preferred Stock and any money or other property represented by those Depositary Shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended Deposit Agreement.

The Deposit Agreement will automatically terminate if:

•	all outstanding Depositary Shares have been redeemed; or

•

a final distribution in respect of the Preferred Stock has been made to the holders of Depositary Shares in connection with any liquidation, dissolution or winding up of FirstMerit, and such distribution has been paid to the holders of Depositary Shares; or

•	there has been consent of holders of Depositary Shares representing not less than two-thirds of the Depositary Shares outstanding.

We may terminate the Deposit Agreement at any time, and the Depositary will give notice of that termination to the record holders of all outstanding Depositary Shares not less than 30 days before the termination date. In that event, the Depositary will deliver or make available for delivery to holders of Depositary Shares, upon surrender of the Depositary receipts evidencing the Depositary Shares, the number of whole or fractional shares of Preferred Stock as are represented by those Depositary Shares.

Charges of Depositary

We will pay the charges of the Depositary in connection with the initial deposit of the Preferred Stock, the initial issuance of the Depositary Shares and any redemption or exchange of the Preferred Stock. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the Depositary arrangements regarding any Depositary Shares offered by use of this prospectus supplement. We will also pay all charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares, all withdrawals and any redemption or exchange of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts. All other charges and expenses of the Depositary and of any registrar incident to the performance of their respective obligations arising from the Depositary arrangements will be paid by us only after prior consultation and agreement between the Depositary and us and consent by us to the incurrence of such expenses, which consent will not be unreasonably withheld. All other transfer and other taxes and governmental charges are at the expense of holders of Depositary Shares.

Resignation and Removal of Depositary; Termination of Deposit Agreement

The Depositary may resign at any time by delivering to us notice of its resignation and we may at any time remove the Depositary, with any such resignation or removal taking effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary will be appointed by us within 60 days after delivery of the notice of resignation or removal. Upon termination of the Deposit Agreement, the Depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders thereof and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to Preferred Stock and will continue to deliver Preferred Stock certificates together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges, or other property in exchange for depositary receipts surrendered. At a time after the expiration of three years from the date of termination, the Depositary may sell the Preferred Stock and hold the proceeds of such sale, without interest, for the benefit of the holders of depositary receipts who have not then surrendered their depositary receipts. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such proceeds.

Miscellaneous

The depositary will forward to the holders of the Depositary Shares all reports and communications from us that we would be required to furnish to the holders of the Preferred Stock. Neither the Depositary nor we will be liable for any delays or failures in performance of its obligations under the Deposit Agreement. Our obligations and the obligations of the Depositary under the Deposit Agreement will be limited to performance in good faith of our respective duties thereunder, and neither we nor the Depositary will be obligated to prosecute or defend any legal proceedings in respect of any Depositary Shares or the Preferred Stock unless a satisfactory indemnity is furnished. We and the Depositary may rely upon written advice of counsel or independent accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

Voting of the Preferred Stock

Because each Depositary Share represents a 1/40th interest in a share of the Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per Depositary Share under those limited circumstances in which holders of the Preferred Stock are entitled to vote.

When the Depositary receives notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Preferred Stock, may instruct the Depositary to vote the amount of the Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will try to vote the amount of the Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will not vote the amount of Preferred Stock, represented by such Depositary Shares.

Listing

We will apply to list the Depositary Shares on the New York Stock Exchange under the symbol “FMCP.” If the application is approved, we expect trading to begin within 30 days of February 4, 2013, the date of initial delivery of the Depositary Shares. We do not expect that there will be any separate public trading market for the shares of Preferred Stock, except as represented by the Depositary Shares.

Form

The Depositary Shares shall be issued in book-entry form through DTC, as further described below.

Book-Entry Issuance

The certificates representing the Depositary Shares will be issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global securities, representing the total aggregate number of Depositary Shares sold in this offering, will be issued and deposited with DTC. Ownership of beneficial interests in a global security will be limited to persons who have accounts with DTC, whom we refer to as participants, or persons who hold interests through such participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Depositary Shares represented by such global security for all purposes under the statement and the securities. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the statement.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Depositary Shares, so long as the corresponding securities are represented by Global Securities.

Payments of dividends on the global security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the transfer agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of dividends in respect of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of DTC or its nominee, as the case may be. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks, trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the transfer agent nor the registrar will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global security and a successor depositary is not appointed by us within 90 days, we will issue certificated shares in exchange for the Global Securities. Holders of an interest in a global security may receive certificated shares, at our option, in accordance with the rules and procedures of DTC in addition to those provided for under the statement. Beneficial interests in Global Securities held by any direct or indirect participant may also be exchanged for certificated shares upon request to DTC by such direct participant (for itself or on behalf of an indirect participant), to the transfer agent in accordance with their respective customary procedures.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the U.S. federal income tax considerations related to the acquisition, ownership, and disposition of Depositary Shares acquired pursuant to this offering. It is not a complete analysis of all the potential tax considerations relating to the Depositary Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax considerations discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax considerations discussed below or that any position taken by the IRS would not be sustained.

This summary is limited to beneficial owners of Depositary Shares that will hold the Depositary Shares as capital assets within the meaning of Section 1221 of the Code for U.S. federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all U.S. federal income tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

(i)	holders subject to the alternative minimum tax;

(ii)	banks, insurance companies, or other financial institutions;

(iii)	regulated investment companies;

(iv)	real estate trusts;

(v)	tax-exempt organizations;

(vi)	brokers and dealers in securities or commodities;

(vii)	expatriates;

(viii)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(ix)	United States holders (as defined below) whose functional currency is not the United States dollar;

(x)	persons that will hold the Depositary Shares as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

(xi)	persons deemed to sell the Depositary Shares under the constructive sale provisions of the Code; or

(xii)	entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities, or investors in such entities.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Depositary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes that will hold Depositary Shares or a partner of such a partnership, you are urged to consult your own tax advisors regarding the tax consequences of holding the Depositary Shares to you.

Beneficial owners of Depositary Shares will be treated as owners of the underlying Preferred Stock for U.S. federal income tax purposes.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your own tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax considerations arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

United States Holders

This subsection describes the tax considerations for a United States holder. You are a United States holder if you are a beneficial owner of a Depositary Share and you are:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States, if one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

Dividends on Depositary Shares

Distributions to a United States holder with respect to Depositary Shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, as of the end of the taxable year of the distribution. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital that will be applied against and reduce (but not below zero) the United States holder’s adjusted tax basis in the Depositary Shares. Any remaining excess will be treated as gain from the sale or exchange of the Depositary Shares under “Sale, Exchange or Other Taxable Disposition of Depositary Shares,” below.

Distributions constituting dividends paid to corporate United States holders will generally qualify for a dividends received deduction, provided that certain conditions are met. Under current law, and subject to certain exceptions for short-term and hedged positions, distributions constituting dividends received by individual and other non-corporate United States holders will generally constitute “qualified dividend income,” which will generally be subject to U.S. federal income tax at the lower rates applicable to long-term capital gains, provided that certain holding period and other requirements are met. You are urged to consult your own tax advisors concerning the applicability of these rules to their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Depositary Shares

A United States holder will generally recognize capital gain or loss on a sale, exchange or other taxable disposition (other than a redemption) of the Depositary Shares equal to the difference between the amount realized upon the disposition and such United States holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the Depositary Shares sold or exchanged is more than one year. Long-term capital gains of certain non-corporate United States holders, including individuals, generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations.

Redemptions of Depositary Shares

The tax treatment accorded to any redemption by us (as distinguished from a sale, exchange or other taxable disposition) of our Depositary Shares to a United States holder can only be determined on the basis of the particular facts as to each United States holder of our Depositary Shares at the time of redemption.

In general, a United States holder of our Depositary Shares will recognize capital gain or loss measured by the difference between the amount received by the United States holder of such Depositary Shares upon the redemption and such United States holder’s adjusted tax basis in the Depositary Shares redeemed (provided the Depositary Shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the United States holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the United States holder of the Depositary Shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the Depositary Shares being redeemed, but also such United States holder’s ownership of other classes and series of our capital stock and any options (including stock purchase rights) to acquire any of the foregoing. The United States holder of our Depositary Shares also must take into account any such securities (including options) which are considered to be owned by such United States holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our Depositary Shares will be treated as a distribution on our shares and will be taxable as described under the caption “Dividends on Depositary Shares” above. If a redemption of the Depositary Shares is treated as a distribution that is taxable as a dividend, you are urged to consult your own tax advisors regarding the allocation of your tax basis in the redeemed and remaining Depositary Shares.

Medicare Tax

For taxable years beginning after December 31, 2012, certain United States holders who are individuals, estates, or trusts will be subject to a 3.8% Medicare tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year (undistributed net investment income in the case of an estate or trust) and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its dividend income and its net gains from the disposition of Depositary Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate, or trust, you are urged to consult your own tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Depositary Shares.

Information Reporting and Backup Withholding on United States Holders

In general, information reporting requirements will apply to payments of dividends and the proceeds of certain sales and other taxable dispositions (including redemptions) of the Depositary Shares unless you are an exempt recipient. Backup withholding (currently at a rate of 28%) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service, or the IRS, that payments to you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis.

Non-United States Holders

This subsection describes the tax considerations for a non-United States holder. You are a non-United States holder if you are the beneficial owner of Depositary Shares that is an individual, corporation, estate or trust and that is not a United States holder.

Dividends on Depositary Shares

Distributions to a non-United States holder with respect to Depositary Shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S.

federal income tax principles, as of the end of the taxable year of the distribution. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital that will be applied against and reduce (but not below zero) the non-United States holder’s adjusted tax basis in the Depositary Shares. Any remaining excess will be treated as gain from the sale or exchange of the Depositary Shares and will be treated as described under “Taxation of Capital Gain or Loss on Sale, Exchange or Other Taxable Disposition of Depositary Shares” below.

Dividends paid to a non-United States holder that are not effectively connected with the non-United States holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-United States holder that wishes to claim the benefit of a reduced withholding rate under an applicable income tax treaty generally will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such non-United States holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (ii) if our Depositary Shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. These forms may need to be periodically updated. A non-United States holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-United States holders are urged to consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-United States holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-United States holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. person and are not subject to withholding of U.S. federal income tax, provided that the non-United States holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a United States permanent establishment or fixed base) received by a non-United States holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Taxation of Capital Gain on Sale, Exchange or Other Taxable Disposition of Depositary Shares

Any gain recognized by a non-United States holder on a sale, exchange or other taxable disposition of Depositary Shares generally will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with the conduct of a trade or business of the non-United States holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base in the United States of the non-United States holder), (ii) the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes and the non-United States holder is not eligible for an exemption under an applicable income tax treaty. However, the non-United States holder generally will not be subject to U.S. federal income tax, if (x) our Depositary Shares are regularly traded on an established securities market and (y) the non-United States holder held, directly or constructively, at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-United States holder held the Depositary Shares, 5% or less of the Depositary Shares. We believe that we have not been, are not currently, and, although there can be no assurance, do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Any gain recognized by a non-United States holder that is described in clause (i) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person, and such non-United States holder will be required to file a U.S. tax return. Such non-United States holders are urged to consult their own tax advisors regarding the possible application of these rules. Any gain of a corporate non-United States holder that is described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-United States holder that is described in clause (ii) of the preceding paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S.-source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-United States holder of our Depositary Shares the amount of dividends paid to such non-United States holder and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of the Depositary Shares to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our Depositary Shares. A non-United States holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-United States holder is a U.S. person. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-United States holder’s U.S. federal income tax liability, if any, and may entitle such non-United States holder to a refund, provided that certain required information is timely furnished to the IRS. Non-United States holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Additional FATCA Withholding

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act, generally referred to as FATCA, when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally include investment vehicles) and certain non-financial foreign entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied. Under recently issued final Treasury Regulations, these rules generally apply to dividends in respect of securities such as the Depositary Shares paid on or after January 1, 2014, and to gross proceeds from the sale or other disposition of securities such as the Depositary Shares paid on or after January 1, 2017. Prospective non-United States holders should consult their own tax advisors regarding the implications of FATCA and the recently issued Treasury Regulations on their investment in our Depositary Shares.

The discussion of United States federal income tax considerations set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Prospective purchasers of Depositary Shares are urged to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of Depositary Shares, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC are acting as the representatives of each of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, each of the underwriters has severally and not jointly agreed to purchase from us, and we have agreed to sell to that underwriter, the number of Depositary Shares listed next to its name in the following table:

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,600,000
RBC Capital Markets, LLC	1,600,000
Barclays Capital Inc.	300,000
Credit Suisse Securities (USA) LLC	300,000
Sandler O’Neill & Partners, L.P.	100,000
Stifel, Nicolaus & Company, Incorporated	100,000

Total	4,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Depositary Shares offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the Depositary Shares offered by this prospectus supplement and the accompanying prospectus if any shares are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed for a period from the date of this prospectus supplement through and including the date 30 days after the date hereof that we will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to the Preferred Stock or the Depositary Shares, including any securities that are convertible into or exchangeable for, or that represent rights to receive, Preferred Stock, Depositary Shares or substantially similar securities, excluding our common stock issued in connection with the Acquisition and any subordinated indebtedness.

The underwriters propose to offer some of the Depositary Shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the Depositary Shares to dealers at the public offering price less a concession not to exceed $0.50 per Depositary Share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per Depositary Share to other dealers. After the initial offering of the Depositary Shares to the public, the public offering price, concession and discount may be changed.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 600,000 additional Depositary Shares for the purpose of covering overallotments, if any, at the public offering price listed on the cover of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Depositary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Depositary Shares listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Depositary Shares:

	Per Share	Without Option	With Option
Public offering price	$25.0000	$100,000,000	$115,000,000
Underwriting discount	$0.7875	$3,150,000	$3,622,500
Proceeds, before expenses, to us	$24.2125	$96,850,000	$111,377,500

The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $500,000 and are payable by us.

Prior to this offering, there has been no public market for the Depositary Shares. We do not expect that there will be any separate public trading market for the shares of the Preferred Stock except as represented by the Depositary Shares. We intend to apply to list the Depositary Shares on the NYSE under the symbol “FMCP” If the application is approved, we expect trading of the Depositary Shares on the NYSE to begin within the 30-day period after the initial delivery of the Depositary Shares. The underwriters have advised us that they intend to make a market in the Depositary Shares before commencement of trading on the NYSE. However, they will have no obligation to make a market in the Depositary Shares and may cease market-making activities, if commenced, at any time. Even if the Depositary Shares commence trading on the NYSE, an active trading market may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Depositary Shares could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer the Depositary Shares at the time and price desired will be limited.

Until the distribution of the Depositary Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Depositary Shares. However, the representatives may engage in transactions that have the effect of stabilizing the price of our Depositary Shares, such as purchases and other activities that peg, fix or maintain that price.

In connection with this offering, the underwriters may bid for or purchase and sell our Depositary Shares in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Depositary Shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of the Depositary Shares to close out the covered short position, the underwriters will consider, among other things, the price of Depositary Shares available for purchase in the open market as compared to the price at which they may purchase Depositary Shares through their option to purchase additional shares. “Naked” short sales are sales in excess of the underwriters’ option to purchase additional shares. The underwriters must close out any naked short position by purchasing Depositary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Depositary Shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of our Depositary Shares or preventing or retarding a decline in the market price of our Depositary Shares. As a result, the price of our Depositary Shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Depositary Shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as email.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and certain of their respective affiliates have performed banking, investment banking, custodial and advisory services for us and our affiliates, from time to time, for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, RBC Capital Markets, LLC has advised us in connection with the Acquisition and will receive customary fees for such services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past held and at any time in the future may hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Depositary Shares offered hereby. Any such short positions could adversely affect the future trading prices of the Depositary Shares offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We expect that delivery of the Depositary Shares will be made to investors on or about February 4, 2013, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (we refer to each such state as a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that

Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Depositary Shares which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Depositary Shares to the public shall require FirstMerit Corporation or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Depositary Shares to the public” in relation to any Depositary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Depositary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Depositary Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order. We refer to all such persons together being referred to as relevant persons. This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Each underwriter has represented and agreed that:

a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Depositary Shares in circumstances in which Section 21(1) of the FSMA does not apply to FirstMerit Corporation; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Depositary Shares in, from or otherwise involving the United Kingdom.

Hong Kong

The Depositary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Depositary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Depositary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Depositary Shares may not be circulated or distributed, nor may the Depositary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Depositary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the Depositary Shares under Section 275 of the SFA except:

(1) to an institutional investor under Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 276(7) of the SFA.

Japan

The Depositary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any Depositary Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the Depositary Shares and the Preferred Stock will be passed upon for us by Jones Day. The validity of the Depositary Shares and the Preferred Stock will be passed upon for the underwriters by Squire Sanders (US) LLP.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Citizens appearing in FirstMerit’s Current Report on Form 8-K filed with the SEC on November 23, 2012 for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

FIRSTMERIT CORPORATION

Common Stock

Preferred Stock

Depositary Shares

Warrants

Senior Debt Securities

Subordinated Debt Securities

Units

We may offer and sell from time to time our common stock, preferred stock, depositary shares, warrants, senior debt securities and subordinated debt securities, as well as units that include any of these securities.

We will provide the specific terms of the securities to be offered in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

We may sell the securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the securities.

Our common stock, without par value, is listed on the NASDAQ Global Select Market under the symbol “FMER.”

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are unsecured and are not savings accounts, deposits or other obligations of our bank or nonbank subsidiaries, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated November 23, 2012.

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. As permitted under the rules of the SEC, this prospectus incorporates important business information about FirstMerit that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. We are not making offers to sell the securities described in this prospectus in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The words “FirstMerit,” “Corporation,” “Registrant,” “we,” “our,” “ours” and “us” as used herein refer to FirstMerit Corporation and its subsidiaries, unless otherwise stated.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at our website at http://www.firstmerit.com. We do not intend for information contained in our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	our Current Reports on Form 8-K, as filed with the SEC on April 23, 2012, July 20, 2012, August 31, 2012, September 13, 2012 and November 23, 2012; and

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the description of our common stock contained in our Current Report on Form 8-K filed with the SEC on February 22, 2008, or contained in any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offerings under this prospectus. We do not and will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

(330) 996-6300

THE COMPANY

FirstMerit Corporation is a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended.

The mailing address of our principal executive offices is III Cascade Plaza, Akron, Ohio 44308; telephone number (330) 996-6300. Our website address is http://www.firstmerit.com. We do not intend for information contained in our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of (1) earnings to fixed charges and (2) earnings to combined fixed charges and preferred stock dividends for each of the periods indicated. We do not currently have any preferred stock outstanding.

Ratio of Earnings to Fixed Charges:

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
	(unaudited)
Including Interest on Deposits	5.21	3.72	2.62	1.94	1.84	1.58

Excluding Interest on Deposits	22.14	14.80	7.62	4.12	3.74	2.84

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
	(unaudited)
Including Interest on Deposits	5.21	3.72	2.62	1.91	1.84	1.58

Excluding Interest on Deposits	22.14	14.80	7.62	3.92	3.74	2.84

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For the purpose of calculating the ratio of earnings to combined fixed charges, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of consolidated interest expense, excluding or including interest on deposits, as the case may be; and that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

We compute the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of fixed charges and preferred stock dividends. Preferred stock dividends represent the amount of pre-tax income required to pay the dividends on preferred stock. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value per share, or the Series A Preferred Stock, on January 9, 2009, we had had no preferred stock outstanding during the period presented. The Series A Preferred Stock was repurchased on April 22, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2007, 2008, 2010 and 2011.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Jones Day will pass upon the validity of the securities being offered hereby.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Citizens Republic Bancorp, Inc., appearing in FirstMerit’s Current Report on Form 8-K dated November 21, 2012, for the year ended December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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FirstMerit Corporation

4,000,000 Depositary Shares

Each Representing a 1/40th Interest in a Share of

5.875% Non-Cumulative Perpetual Preferred Stock,

Series A, without par value

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

RBC Capital Markets

Barclays

Credit Suisse

January 28, 2013